Filed by Patina Oil & Gas Corporation

(Commission File No. 001-14344)

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:

Noble Energy, Inc.

(Commission File No. 001-07964)

The Patina Oil & Gas Corporation first quarter 2005 earnings conference call was held at 11:00 a.m. eastern on May 3, 2005.

IMPORTANT LEGAL INFORMATION

THIS TRANSCRIPT IS NOT AN OFFER TO SELL THE SECURITIES OF NOBLE ENERGY, INC. AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

Safe Harbor Statement

This transcript may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect Patina’s current views about future events and financial performance of Patina and the proposed merger with Noble Energy, Inc. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected. Important factors that could cause the actual results to differ materially from those projected include, without limitation, the volatility in commodity prices for oil and gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other action, the ability of management to execute its plans to meet its goals and other risks inherent in the oil and gas business that are detailed in Patina’s periodic Securities and Exchange Commission (“SEC”) filings, including Patina’s Annual Report on Form 10-K for the year ended December 31, 2004, as amended, and in the Registration Statement on Form S-4 (File No. 333-122262) filed by Noble Energy, Inc.

Additional Information

In connection with the proposed merger between Patina Oil & Gas Corporation and Noble Energy, Inc. (the “Merger”), Noble Energy has filed with the SEC a Registration Statement on Form S-4 that contains the joint proxy statement/prospectus regarding the transaction. Investors and security holders of Noble Energy and Patina are urged to read the definitive joint proxy statement/prospectus, and any other relevant materials filed by Noble Energy or Patina because they contain, or will contain, important information about Noble Energy, Patina and the Merger. These materials and other relevant materials and any other documents filed by Noble Energy or Patina with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Noble Energy may be obtained free of charge from Noble Energy’s website at www.nobleenergyinc.com. The documents filed with the SEC by Patina may be obtained free of charge from Patina’s website at www.patinaoil.com.

Noble Energy, Patina and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Noble Energy and Patina in favor of the Merger. Information about the executive officers and directors of Noble Energy and their ownership of Noble Energy common stock is set forth in the proxy statement for Noble Energy’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 18, 2005. Information about the executive officers and directors of Patina and their ownership of Patina common stock is set forth in Patina’s Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the SEC on April 29, 2005. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Noble Energy, Patina and their respective executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus, which is included in the above referenced Registration Statement on Form S-4.

The transcript of the conference call is provided below:

PATINA OIL & GAS

Moderator: Thomas J. Edelman

May 3, 2005

11:00 a.m. Eastern Time

Operator: Welcome to the Patina Oil & Gas first quarter earnings release conference call. Today’s call is being recorded.

At this time for opening remarks and introductions, I would like to turn the call over to Thomas J. Edelman, the Chairman and CEO. Please go ahead sir.

Tom Edelman: Thank you operator, and good morning ladies and gentlemen. Thank you for joining us.

I have with me, as usual, Dave Kornder, our CFO – EVP and CFO out in Denver, as well as Andy Ashby, one of our Senior Vice Presidents on the operating side. However, I’m going to hog the call, because as you know, we have approximately 10 days before Patina becomes part of Noble, so I’m going to keep my comments very brief today with regard to the first quarter results. I believe David, our 10-Q is filed?

David Kornder: That is correct.

Tom Edelman: The 10-Q has been filed. And so we’ll just briefly go through what happened during the quarter, and then answer any questions you may have, even though it is possible, because we’re under the proxy statement, that I may have to be a little bit more terse than usual. But let’s try it, and we will try and answer your questions as best we can.

The results on the period were, again, gratifying. If you take out the results of the property sale, Adams Baggett, first of last year, our income was up about 27 percent for the quarter. Cash flow I guess up about 21 percent for the quarter, off a revenue rise of 15 percent. That was driven, as indicated in the release, by a six percent rise from the prior year period in production and the increase in prices between the period.

The gains were limited, obviously, by the hedging, dramatically – I guess in the quarter we went without 35 million of revenues due to the hedges that are in effect, 22 million after tax in terms of net income. So, income would have been dramatically higher without the detriment of the hedge portfolio.

Just to remind you, as indicated in the proxy statement, as soon as shareholders vote to approve the merger, as we would expect they will next week, that entire hedge portfolio will be unwound, so that the ongoing earning power of these assets will best be depicted by this disclosure of adding back in the post-hedge amount. And as you know, most of these hedges roll off, or many of the hedges roll off, within the next nine months. We have hedging in 2006, but it’s roughly half or less as much as we’re under in 2005.

In terms of the production, we produced just over 330 million equivalents a day, comprised of 18,527 barrels of oil and liquids, and 219 billion cubic feet of gas. The growth from the prior year was almost exclusively driven by increases in the Mid Continent, because as we indicated in the release, first quarter results in Wattenberg were actually suppressed quite materially both by the impact of winter weather early in the quarter, and by a series of problems, particularly at the Duke processing plants, that curtailed our production, again, early in the quarter. Those impediments are largely out of the way now.

As indicated in the release we’re producing right around 338 million cubic feet equivalents at the moment. And if things move forward without material interruption, either from weather or gathering or processing facilities, we’d expect it to mount from there. So, we’re perfectly pleased with all this. Not, obviously, as dramatic an increase as we would have liked without the disruption on the weather or the facilities side, but still a very nice solid increase going forward.

The capital programs both in Wattenberg and in the Mid Continent, and to a lesser degree in the San Juan are proceeding well. We’ve had substantial discussions with Noble about actually accelerating at least some proportion of these efforts subsequent to a transaction, but the results continue to come in on a very favorable basis.

The only real other negative that I probably ought to mention is you’ll note that the – that the operating costs grew quite rapidly during the period, as did the G&A. The G&A has got to come back down, because a reasonable number of our senior-most expensive people, led by myself, will be leaving the combined company, at least in an officer role. I’ll be serving as a director subsequent to the closing, of the combined company, and should bring that overhead down nicely.

On the operating cost side, it’s really a function of three things – one, of course, the increase in production volumes; two, the fact that there was a fairly substantial unusually large number of work overs done in the first quarter; and then finally, just general cost pressures, which continue to mount in the industry, and I would guess is probably pushing LOEs up at something on the order of a 10 percent – maybe even 12 percent – per annum rate at this stage.

In terms of capital structure, we paid down debt, despite putting up material additional margin deposits. And at the end of the quarter debt stood at $288 million. And stockholder’s equity was $374 million. Of course, in what I at least regard as peculiar accounting, that $274 million of equity is after deducting $234 million of other comprehensive income. This is the future value versus market of all the hedges, even though we get no benefit in the financial statements for the run-up in prices that caused it.

But in any case, very healthy capital structure, very healthy operations. All is proceeding well. And along with Dave Kornder and a number of the others, much of our time is being spent working on the post-transaction organization, plans, budgets, et cetera. But we were pleased with a good solid quarter. Thank you all.

And with that, operator, we’ll open this up for some brief questions.

Operator: Thank you. The question and answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We will proceed in the order that you signal us, and we’ll take as many questions as time permits. Once again, please press star one on your touch-tone telephone to ask a question.

Our first question comes from Jeffery Grossman of Gerber Capital.

Jeffery Grossman: Hello, everybody. Good morning. Would you be able to just explain briefly what unwinding of the hedges entails?

Tom Edelman: Well, it depends at what level of detail you’re looking for. In terms of the specific mechanics, I probably can’t be of very much help. Basically all of the hedges will be marked-to-market, as they are even in our financial statements, but in this case marked to the minute, versus trading desks, and cashed out with the payment being made by Patina to the counterparty, because they’re all underwater. And our bank debt will go up by the total cost of that amount.

So for that one moment in time and this doesn’t take a moment, because there are several hundred million dollars of transactions that are going to have to take place here, it will probably extend over several days. But for discussion purposes, at that moment in time, our bank debt will have jumped up and all of the preexisting hedges will be cashed out.

One minute later, and I’m slightly exaggerating on the one minute, but if you’ll indulge me, one minute later, Noble will put into effect with regard to these properties in production the same type of hedging policies that they have historically followed on theirs. The difference being that at least at that moment in time, obviously they’ll be entered into exactly at market prices. So, if oil, for example, is on that day trading at $52 a barrel, that is where the new hedge will be put on, as opposed to the very old ones that predated the run-up, which is what’s suppressing our results.

Jeffery Grossman: Now this – if I understood correctly, happens right after a successful vote?

Tom Edelman: When you say, “right after,” I mean, as I say, this probably takes a couple of days for all of it to get worked through with all the transactions but it is expected to happen between the vote and closing, which I think we publicly said will be within the following five to seven days.

Jeffery Grossman: But you wouldn’t be able to pin that down until this process is finished?

Tom Edelman: No.

Jeffery Grossman: In terms of the election deadline for a shareholder election is on the 10th. Would you know when any preliminary or final results would be announced?

Tom Edelman: Certainly after, if that’s what you mean. But how fast? Dave, do you have any feedback from them when the results would be announced? I think

David Kornder: What we’re hearing Tom is one or two days after the meeting.

Tom Edelman: So, maybe that Friday, maybe the following Monday. The vote’s on Wednesday morning, as you know.

David Kornder: Right.

Jeffery Grossman: So, that’ll be the preliminary results.

Tom Edelman: They may be the final. I think they’re only going to announce it once. I don’t think they do this kind of, sort of, and then amend it. I think they try and get it right the first time.

Jeffery Grossman: Well, you’re not going to close Friday the 13th.

Tom Edelman: No, no, no, no, no.

Jeffery Grossman: Oh, that’s just...

Tom Edelman: No, everyone will refuse the certificates.

Jeffery Grossman: OK. Thank you very much. And good luck.

Tom Edelman: You’re very welcome sir.

Operator: Once again, ladies and gentlemen, if you have a question, please press the star one key on your touch-tone telephone. Our next question comes from Hyun Hwang of Morgan Stanley.

Hyun Hwang: All my questions have been answered. Thank you.

Operator: Thank you. Our next question comes from Howie Flinker of Flinker Company.

Howie Flinker: Tom, this is the last one.

Tom Edelman: Hello, Howie.

Howie Flinker: Hi. I want to say thanks for the good rides. There’s been more than one. I’m sure we’ll stay in touch.

Tom Edelman: Absolutely.

Howie Flinker: But it’s been great. And you’ve done a great job. The facts speak for themselves. That’s all I wanted to say.

Tom Edelman: Well, thank you. And David and Jay Decker, and Andy Ashby, Ted Brown, the entire crew, and I can’t list them all out, in Denver, did the great, great majority of this really fantastic, almost unparalleled success over what has now been, I guess we’re just reaching our ninth birthday. And I believe from start to finish here, this is roughly a 10 to one, and I couldn’t be more proud to have been associated with this officer group, and staff, as well as with you Howie, and the rest of the investor crew who’ve been with us through much of this.

Howie Flinker: You all had a hand in it. And you all deserve credit. Congratulations.

Tom Edelman: Well, thank you sir.

Howie Flinker: You’re welcome.

Operator: With no further questions Mr. Edelman, I would like to turn the call back over to you for any closing remarks.

Tom Edelman: Well, thank you. I think Howie probably did a better job closing, not surprisingly, than I could. I wish to extend my deepest appreciation to all of you on the research and banking side, as well as those of you who are investors. And then most importantly, of course, as I said, to Jay Decker, Dave Kornder, and the team in Denver who really did such an unparalleled job.

As we’ve indicated publicly, we have every hope and expectation that the company will be stronger on a combined basis with Noble. And we have every expectation, and certainly speaking for myself, and the rest of us, we’re going to do everything in our power to make sure that we continue to have superb results for our investors going forward. So, we thank you all very much.

And we look forward talking to you going forward with a Noble hat on sometime in the next week or two. Thank you all very much. Good day.

Operator: Thank you. Ladies and gentlemen, this does conclude today’s conference call. You may now disconnect, and have a great day.

END